Gregory P. Rodgers Direct Dial: 212-906-2918 greg.rodgers@lw.com	53rd at Third 885 Third Avenue New York, New York 10022-4834 Tel: +1.212.906.1200 Fax: +1.212.751.4864 www.lw.com

FIRM / AFFILIATE OFFICES

May 25, 2016

VIA EDGAR AND OVERNIGHT DELIVERY

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Kathleen Suellentrop and James Lopez

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Re:	Medpace Holdings, Inc.
Draft Registration Statement on Form S-1
Originally Confidentially Submitted March 15, 2016
CIK No. 0001668397

Ladies and Gentlemen:

On behalf of our client Medpace Holdings, Inc., a Delaware corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended (the “Securities Act”), and the rules promulgated thereunder, please find enclosed for confidential submission with the Securities and Exchange Commission (the “Commission”) a complete copy of Amendment No. 2 (“Amendment No. 2”) to the above-captioned Draft Registration Statement on Form S-1 (as amended, the “Registration Statement”), which was initially submitted to the Commission on a confidential basis pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act on March 15, 2016.

This amendment reflects certain revisions to the Registration Statement in response to the comment letter from the staff of the Commission (the “Staff”) to Jesse J. Geiger, the Company’s Chief Financial Officer, dated May 6, 2016. The responses provided herein are based on information provided to Latham & Watkins LLP by the Company. For your convenience we are also providing five copies of Amendment No. 2, marked to show changes against Amendment No. 1 to the Registration Statement, in the traditional non-EDGAR format.

The numbered paragraphs in italics below set forth the Staff’s comments together with the Company’s responses. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

May 25, 2016

Prospectus Summary, page 1

1.	We note the free cash flow numbers for 2014 and 2015 on page 18. Please advise us regarding the reasons for different numbers on page 31 of the materials provided in response to comment 1.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company revised its definition of Free Cash Flow subsequent to its presentation of the referenced materials in consideration of SEC guidance on the use of non-GAAP financial measures in Item 10(e)(1)(ii) of Regulation S-K. In addition, we believe the revised definition more accurately reflects Free Cash Flow available to service debt and enhances comparability of this metric with that of other publically traded peers. The Company notes that this presentation was given in January 2016, and thoughts around how to best present this metric evolved after the presentation and prior to the confidential submission of the initial Draft Registration Statement.

The definition of Free Cash Flow was revised by (i) removing the add back of cash interest, excluding interest related to corporate campus lease payments, and (ii) the campus lease payment reduction was revised to only include the principal portion. As defined in footnote (c) on page 19 of Amendment No. 2, the campus lease payments represent cash rental payments on two corporate headquarter buildings that are accounted for as deemed assets and subject to depreciation expense over the life of the lease. Payments made for leases are accounted for with a principal portion and an interest portion, consistent with deemed landlord liability accounting. For purposes of Free Cash Flow, the interest portion of these payments is included in net cash provided by operating activities in our statement of cash flows. The principal portion is reflected as a financing activity in our statement of cash flows. These adjustments for purposes of arriving at Adjusted EBITDA, Adjusted Net Income and Free Cash Flow have the effect of presenting these leases consistently with all other office leases rentals that we have globally.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 58

2.	Please revise or advise us why you do not separately address your labs unit, which appears to be a material part of your operations as presented in the materials provided in response to comment 1.

Response: The Company respectfully acknowledges the Staff’s comment and advises that the Company considers laboratory service offerings as one of several integral components of its full service clinical development outsourcing model, as described throughout Amendment No. 2. We therefore believe it does not warrant separate discussion in the Management’s Discussion and Analysis of Financial Condition and Results of Operations (the “MD&A”) section. The Company believes that its current disclosure in the MD&A accurately reflects events, transactions and economic changes that materially affected the amount of reported revenues, as well as any known trends or uncertainties that may affect future results.

May 25, 2016

Over the periods presented in the MD&A, laboratory related service offerings have consisted of 13%, 15%, 15% and 14% of consolidated service revenue, net for the Successor year ended December 31, 2015, the Successor nine month period ended December 31, 2014, the Predecessor three month period ended March 31, 2014 and the Predecessor year ended December 31, 2013, respectively. Note that a significant portion of revenues included in the above percentages relate to laboratory services performed as a component of a full service clinical development arrangement with the Company that includes multiple other service offerings, as outlined on pages 94 to 96 in Amendment No. 2. When factoring in contracts that are only laboratory service offering related and do not also include other service offerings, stand-alone laboratory revenues consistently represent less than 10% of consolidated service revenue, net in all periods presented. Because laboratory only service revenue is relatively consistent and is immaterial compared to revenue as a whole, the Company does not believe that it is a material driver of any component of its results of operations, and it should not be noted separately in the MD&A.

Prospectively, the Company will analyze all drivers of reported results and known trends and uncertainties, and if laboratory specific service offerings are determined to materially impact any of these metrics, they will be appropriately disclosed.

Business, page 81

3.	We note your response to comment 15. Please revise here or where appropriate to indicate, as explained in your response, that you expect the use of risk sharing arrangements to be very limited and that they are not a part of your core growth strategy.

Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on page 96 of Amendment No. 2 accordingly.

4.	We note the revised disclosure in response to comment 17 and the reference to GCP as one example of regulations directly applicable to you. Please revise to clarify the extent to which regulations on the following are generally directly applicable to you: “the approval process, manufacturing, safety, labeling, storage, record keeping and marketing.”

Response: The Company respectfully acknowledges the Staff’s comment and notes that it is responsible for complying with and following all regulations applicable to the services the Company provides in connection with the execution of pre-clinical studies and clinical trials, including monitoring clinical trials, data and laboratory analysis, electronic data capture, patient recruitment, safety reporting, and other related services. The Company does not engage in manufacturing, safety, labeling, storage, record keeping or marketing of medical drugs or devices after the clinical trial process, which are the responsibility of its customers to the extent they receive approval for such drugs or devices. Additionally, the Company notes that while it may be responsible for safety reporting, maintaining study drugs and maintaining clinical trial records in connection

May 25, 2016

with the execution of pre-clinical studies and clinical trials on behalf of its customers, these activities are part of the broader regulatory framework relating to pre-clinical studies and clinical trials. The Company believes that its current disclosure on page 98 of Amendment No. 2, as well as the rest of its disclosure under the heading “Business—Government Regulation,” adequately describes this regulatory framework for investors and is consistent with the level of disclosure of other companies in its industry. The Company has revised its disclosure on page 98 of Amendment No. 2 to further clarify the extent to which regulations on certain activities apply to the Company or its customers.

Executive and Director Compensation, page 103

5.	We note that you have disclosed compensation only for fiscal year 2015 in the Summary Compensation Table. Please advise why you do not include compensation for fiscal year 2014 pursuant to Item 402(n) of Regulation S-K.

Response: The Company respectfully submits, per instruction one to Item 402(n) of Regulation S-K, that it is not required to provide 2014 fiscal year compensation information in the Summary Compensation Table, because it was not a reporting company pursuant to section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (15 U.S.C. 78m(a) or 78o(d)), at any time during 2014.

Consolidated Financial Statements

Note 3. Summary of Significant Accounting Policies

Reportable Segments, page F-11

6.	We read your response to comment 26. Your CODM assesses your revenue, backlog and net awards by service offering. Please tell us in detail the nature of each of these service offerings and describe for us the differences between each service offering. Please also tell us why the CODM separately assesses the revenues of each service offering. Alternatively, please disclose your revenues for each type of service or group of similar services offered for each period presented. See ASC 280-10-50-40.

Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on page F-40 of Amendment No. 2 to disclose revenues for each type of service or group of similar services. The Company will continue to assess revenues by service or group of similar services prospectively for disclosure in compliance with ASC 280-10-50-40.

May 25, 2016

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please do not hesitate to contact me at (212) 906-2918 with any questions or further comments you may have regarding this filing or if you wish to discuss the above.

Sincerely,

/s/ Gregory P. Rodgers

Gregory P. Rodgers
of LATHAM & WATKINS LLP

Enclosures

cc: (via e-mail)

Dr. August J. Troendle, Chief Executive Officer, Medpace Holdings, Inc.

Jesse J. Geiger, Chief Financial Officer, Medpace Holdings, Inc.

Stephen P. Ewald, Esq., General Counsel, Medpace Holdings, Inc.

Howard A. Sobel, Esq., Latham & Watkins LLP

Glenn R. Pollner, Esq., Gibson, Dunn & Crutcher LLP